Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

April 7, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram, Legal Branch Chief
Mr. Kate McHale, Staff Attorney
Ms. Tracey Houser, Staff Accountant
Mr. Alfred Pavot, Staff Accountant

Re:	FDO Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 10, 2017
File No. 333-216000

Dear Mr. Ingram and Ms. McHale:

On behalf of FDO Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 31, 2017 relating to the above-referenced registration statement (“Amendment No. 1”) of the Company which was previously filed with the Commission on Form S-1 on March 20, 2017.

The Company is concurrently filing via EDGAR an amended Registration Statement on Form S-1 (the “Amendment”) in accordance with Rule 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Amendment.

Summary Consolidated Financial and Other Data, page 13

1.                                      We note your response to comment 6 in our letter dated March 8, 2017.  Your presentation on pages 15 through 17 and 57 through 61 do not comply with the presentation requirements in Article 11-02 of Regulation S-X. As previously noted, the pro forma financial information that you have provided goes beyond a simple paragraph discussion. As such, your pro forma financial information should include a columnar presentation along with footnotes that clearly explain and show how you arrive at each pro forma adjustment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Response to Comment 1:

The Company has revised the disclosure as requested on pages 13 through 17 and 57 through 61 of the Amendment to include a columnar presentation and footnotes in accordance with the requirements of Article 11-02 of Regulation S-X.

2.                                      We note your response to comment 8 in our letter dated March 8, 2017. Please provide us with a more comprehensive discussion about your consideration of the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, given your statement in the Form S-1 that you intend to grow your store base by approximately 20% annually over the next several years and that you have incurred pre-opening expenses in all fiscal years and all fiscal quarters presented in the Form S-1. To the extent that you believe Adjusted EBITDA is part of a material covenant to your credit facilities and you intend to present the covenant calculation, including Adjusted EBITDA, please limit the presentation to your discussion and analysis of your credit facilities and provide the disclosures required by Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Finally, we note your reference to pre-opening expenses as non-recurring. Please remove this characterization from any presentation in accordance with the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 2:

The Company has revised the disclosure as requested on pages 2, 15, 16, 46, 54, 55, 56, 65, 73, 74 and 88 of the Amendment to remove the Adjusted EBITDA addback related to pre-opening expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Results of Operations, page 67

3.                                      We note your response to comment 15 in our letter dated March 8, 2017. Please help us understand how you are able to state that the primary drivers for the change in comparable store sales for fiscal year 2016 is an increase in comparable customer transactions and a lesser extent comparable average ticket growth, if the data you have is not gathered on the same basis as you recognize revenue. Please note that if you remain unable to provide the number of comparable customer transactions and the comparable average ticket amount for each period presented, you are required to disclose the extent to which changes in net sales is attributed to volume changes and pricing changes in accordance with Item 303(a)(3)(iii) of Regulation S-K. Please also refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

Response to Comment 3:

The Company has revised the disclosure on pages 68 and 70 to clarify that the timing of measurement of customer transactions and average ticket may be slightly different than that of reported sales.  In addition, the Company has revised the disclosure on pages 68 and 70 of the Amendment to provide the percentage of the period to period changes in comparable customer transactions and comparable average ticket.

Critical Accounting Policies and Estimates, page 79

Inventory Valuation and Shrinkage, page 84

4.                                      We note your response to comment 22 in our letter dated March 8, 2017. Please tell us the amount, if any, of the costs incurred related to lower of cost or market adjustments and/or obsolescence specifically for the Chinese-manufactured laminate flooring inventory matter for each period presented. To the extent that the costs were material, please disclose in your discussion and analysis of gross profit and gross profit margin in your results of operations section.

Response to Comment 4:

The Company advises the Staff that the total lower of cost or market and total obsolescence adjustments for all products are immaterial for all periods presented, inclusive of any lower of cost or market and obsolescence adjustments for Chinese-manufactured laminate flooring.

5.                                      We note your response to comment 23 in our letter dated March 8, 2017. Please tell us the amount the costs incurred for (a) inventory markdowns and obsolescence and (b) inventory shrinkage and damage for each period presented. To the extent that the costs are material, please disclose in your discussion and analysis of gross profit and gross profit margin in your results of operations section.

Response to Comment 5:

The Company advises the Staff that the costs incurred for inventory markdowns and obsolescence and for inventory shrinkage and damage are included in Cost of sales, which the Company discloses for each period presented on pages 14, 53, 60, 67 and F-4 of the Amendment.   For each of fiscal 2016 and fiscal 2015, the percentage of cost of sales related to inventory markdowns and obsolescence and inventory shrinkage and damage was approximately 1.8% of such Cost of sales and for fiscal 2014, the percentage of Cost of sales related to inventory markdowns and obsolescence and inventory shrinkage and damage was approximately 2.4% of such Cost of sales.  The Company does not believe that it would be meaningful to investors to break out such amounts separately from other Cost of sales given that they are immaterial to the Company’s overall Cost of sales.  This percentage has not meaningfully changed over the last three fiscal years.  The Company notes to the Staff that it has provided specific disclosure on pages 68 and 71 of the Amendment with respect to the impact of certain changes in inventory shrinkage and damage to the period to period changes in gross margin and that it intends to provide specific disclosures in future filings if such amounts were to materially deviate from historical amounts.

Index to Consolidated Financial Statements, page F-1

6. Commitments and Contingencies, page F-24

Litigation, page F-25

6.                                      We note the revised disclosures you provided in response to comment 33 in our letter dated March 8, 2017. Please expand the sentence regarding claims by the members excluded from the settlement class and personal injury claims to clarify that it is not reasonably possible to result in a material loss in excess of accrual in accordance with ASC 450-20-50-3 through 50-5.

Response to Comment 6:

The Company has revised the disclosure as requested on page F-26 of the Amendment to clarify that it is not reasonably possible to result in a material loss in excess of accrual.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter or the Revised Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling

Monica J. Shilling

cc:	Trevor S. Lang, FDO Holdings, Inc.
David V. Christopherson, FDO Holdings, Inc.